UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
Commission File Number: 001-14958

NATIONAL GRID plc
(Translation of Registrant’s Name into English)

1-3 Strand
London WC2N 5EH, England
(Address of principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒  Form 20-F      ☐  Form 40-F

INCORPORATION BY REFERENCE
This report and Exhibit 99.1 of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-281812 and 333-256888) and Form S-8 (Registration Numbers 333-184558, 333-170716, 333-175852, 333-155527, 333-149828, 333-107727, 333-103768, 333-97249, 333-65968, and 333-33094) of National Grid plc (the "Company") (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Please see Exhibit 99.1 Announcement sent to the London Stock Exchange on 6 November 2025 — 'National Grid 2025/26 Half Year Results Statement'

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Julian Baddeley _______________________
Julian Baddeley Company Secretary
Date: 6 November 2025

EXHIBIT INDEX

Exhibit No.	Description

99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 6 November 2025 — 'National Grid 2025/26 Half Year Results Statement'